

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Kai-Shing Tao
Chief Executive Officer
Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106

> **Re: Remark Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 14, 2022**
> **File No. 333-260615**

Dear Kai-Shing Tao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2022 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed October 14, 2022

Cover Page

1. We note your statement that you have "terminated *most* [emphasis added] of the contractual arrangements with the VIEs." Please disclose clearly the contractual arrangements that remain in place and their role in your reorganized structure.

2. Please update your disclosure regarding the company's request to continue its listing on The Nasdaq Stock Market.

Risk Factors, page 17

3. We note that you have removed the section titled Risks Related to Our Corporate

Structure. Please reinstate this section to clearly highlight that the PRC government may determine at any time that the contractual arrangements with the former VIEs did not comply with PRC regulations. Your revised disclosure should make clear that if these regulations change or are interpreted differently in the future, your shares and/or ADSs may decline in value or become worthless and that you may still be deemed to be unable to assert contractual control rights over the assets of the former VIEs. Include similar revisions to your Summary of Risk Factors.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert Friedman